Exhibit 99.1

Leishen Energy Holding Co., Ltd. Prices $5,500,000 Initial Public Offering

Beijing, China, December 18, 2024 – Leishen Energy Holding Co., Ltd. (the “Company” or “Leishen Energy”) (Nasdaq: LSE), a China-based provider of clean-energy equipment and integrated solutions for the oil and gas industry, today announced the pricing of its initial public offering (the “Offering”) of 1,375,000 ordinary shares (“Shares”) at a public offering price of $4.00 per Share. The Shares are expected to commence trading on the Nasdaq Capital Market on December 19, 2024, under the ticker symbol “LSE”.

The Company expects to receive aggregate gross proceeds of $5,500,000 from this Offering, before deducting underwriting discounts and commissions and offering expenses payable by the Company. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 206,250 Shares at the public offering price, less the underwriting discount.

The Company intends to use the net proceeds of the Offering for the construction of a high-tech manufacturing industrial park in the Nanjing Lishui High-tech Development Zone, PRC, for the establishment of its smart manufacturing and new energy R&D center, for the purchase of business equipment and other patented technologies, to strengthen and expand our presence in the PRC Southwest oil and gas market, and to bolster its working capital.

The Offering is expected to close on December 20, 2024, subject to the satisfaction of customary closing conditions.

Dominari Securities LLC is acting as lead underwriter and Revere Securities LLC as co-manager (collectively, the “underwriters) for the Offering. Sichenzia Ross Ference Carmel LLP is serving as U.S. counsel to the Company for the Offering, and VCL Law LLP is serving as counsel to the underwriters in connection with the Offering.

The Shares described above are offered by the Company pursuant to a registration statement on Form F-1, as amended (File Number: 333-282433), that was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on December 18, 2024. The Offering is being made only by means of a prospectus, forming a part of the effective registration statement. A copy of the final prospectus relating to the Offering, when available, may be obtained from Dominari Securities LLC, 725 Fifth Avenue, 23rd Floor New York, NY 10022, Attention: Eric Newman, or by calling (212) 393-4500 or emailing info@dominarisecurities.com or by logging on to the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offers, solicitations or sales would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. Any offers, solicitations, or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Leishen Energy Holding Co., Ltd.

The Leishen Group was founded in 2007 and is a China-based provider of clean-energy equipment and integrated solutions for the oil and gas industry, with a commitment to providing customers with high-performance, safe and cost-effective energy solutions. Our major lines of business include (i) sale of clean-energy industry; (ii) new energy production and operation; (iii) digitalization and integration equipment; and (iv) oil and gas engineering technical services. At present, the Group holds more than 70 patents and software copyrights, forming a comprehensive ecosystem of core technical capabilities. Currently, our business operations have expanded beyond the PRC to Central Asia, and Southeast Asia, and our service abilities and quality have been widely recognized and praised by foreign customers. Efficient, safe and energy-saving equipment combined with professional technical services have enabled our brand to gain positive attention and recognition from our customers and enabled us to become a well-known equipment and services provider in the oil and gas industry. For more information, please visit the Company’s website: www.r-egroup.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s share offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Leishen Energy Holding Co., Ltd.

Investor Relations Department

Email: ir@r-egroup.com